FORM 15

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 2-91941

                          ML TECHNOLOGY VENTURES, L.P.
             (Exact name of registrant as specified in its charter)

                            4 World Financial Center
                                   26th Floor
                            New York, New York 10080

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Units of Limited Partnership Interest
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     [X]        Rule 12h-3(b)(1)(ii)  [ ]
            Rule 12g-4(a)(1)(ii)    [ ]        Rule 12h-3(b)(2)(i)   [ ]
            Rule 12g-4(a)(2)(i)     [ ]        Rule 12h-3(b)(2)(ii)  [ ]
            Rule 12g-4(a)(2)(ii)    [ ]        Rule 15d-6            [ ]
            Rule 12h-3(b)(1)(i)     [ ]

         Approximate number of holders of record as of the certification or notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934, ML Technology Ventures L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: April 27, 2001            BY:      /s/ James V. Caruso
                                    --------------------------------------------
                                    Name:  James V. Caruso
                                    Title: Executive Vice President and Director


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the commission three copies of Form 15, one of which shall be manually signed. It may be signed by an office of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


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